                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Form 11-K

    (Mark One)

  [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 2005

                                      OR

  [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934


             For the transition period from __________ to __________


                        Commission file number 1-15403


   A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

                            M&I Retirement Program

   B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         MARSHALL & ILSLEY CORPORATION
                            770 North Water Street
                           Milwaukee, Wisconsin 53202

Financial Statement and Exhibits
--------------------------------

  (a)    Financial Statements:
         ---------------------

            M&I Retirement Program
            ----------------------

            (1)   M&I Retirement Plan
                  -------------------
                   Report of Independent Registered Public Accounting Firm. Statements of Net Assets Available for Benefits
                      as of December 31, 2005 and 2004.
                   Statements of Changes in Net Assets Available for Benefits
                      for the Years Ended December 31, 2005 and 2004.
                   Notes to Financial Statements.
                   Supplemental Schedule, Form 5500, Schedule H,
                      Part IV, Line 4(i)
                         Schedule of Assets (Held at End of Year)
                             as of December 31, 2005.

            (2)   Employee Stock Ownership Plan
                  -----------------------------
                   Report of Independent Registered Public Accounting Firm. Statements of Net Assets Available for Benefits
                      as of December 31, 2005 and 2004.
                   Statements of Changes in Net Assets Available for Benefits
                      for the Year Ended December 31, 2005 and 2004.
                   Notes to Financial Statements.

  (b)    Exhibits:
         ---------

            23     Consent of Independent Registered Public Accounting Firm -
                      Deloitte & Touche LLP

         M&I RETIREMENT PROGRAM -
         M&I RETIREMENT PLAN

         Financial Statements for the Years Ended
         December 31, 2005 and 2004, Supplemental
         Schedule as of December 31, 2005, and
         Report of Independent Registered
         Public Accounting Firm

M&I RETIREMENT PROGRAM -
M&I RETIREMENT PLAN

TABLE OF CONTENTS
---------------------------------------------------------------------------
                                                                      Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                 1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
      as of December 31, 2005 and 2004                                  2

   Statements of Changes in Net Assets Available for Benefits
      for the Years Ended December 31, 2005 and 2004                    3

   Notes to Financial Statements                                     4-10

SUPPLEMENTAL SCHEDULE -                                                11
   Form 5500, Schedule H, Part IV, Line 4i -
     Schedule of Assets (Held at End of Year)
        as of December 31, 2005                                        12

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                    [Deloitte & Touche LLP Letterhead]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the M&I Retirement Program - M&I Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the M&I Retirement Program - M&I Retirement Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP


Milwaukee, Wisconsin
June 26, 2006

M&I RETIREMENT PROGRAM -
M&I RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004
_______________________________________________________________________

                                           2005            2004
                                      --------------  --------------
INVESTMENTS - At fair market value:
  Master trust                       $  952,368,381  $  877,480,909
  Loans to participants                     348,547         538,136
                                     --------------  --------------
    Total investments                   952,716,928     878,019,045

RECEIVABLES:
  Employee contributions                  1,677,296       1,365,310
  Employer contributions, net of
    forfeitures of $1,681,955 and
    $2,063,936, respectively             43,628,339      39,282,557

  Merged Plans                            6,647,976              --
                                      --------------  --------------
    Total receivables                    51,953,611      40,647,867
                                      --------------  --------------

NET ASSETS AVAILABLE FOR BENEFITS    $1,004,670,539  $  918,666,912
                                      ==============  ==============

See notes to financial statements.

M&I RETIREMENT PROGRAM -
M&I RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
_______________________________________________________________________

                                           2005            2004
                                      --------------  --------------
CONTRIBUTIONS:
  Participants                        $  43,273,805  $   35,382,404
  Employer                               43,170,337      39,052,790
  Participant rollovers                   4,593,612       6,898,543
                                       -------------  --------------
    Total contributions                  91,037,754      81,333,737

INVESTMENT INCOME (LOSS):
  Income from Master Trust               45,495,866      79,736,979
  Interest                                   22,107          16,317
                                       -------------  --------------

    Net investment income                45,517,973      79,753,296

DEDUCTIONS:
  Benefits paid to participant          (57,185,639)    (48,776,364)
  Administrative expenses                   (14,437)        (16,515)
                                       -------------  --------------

    Total deductions                    (57,200,076)    (48,792,879)

TRANSFERS IN DUE TO
  PLAN MERGERS (Note 1)                   6,647,976       9,843,148
                                       -------------  --------------

NET INCREASE IN ASSETS
  AVAILABLE FOR BENEFITS                 86,003,627     122,137,302

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                     918,666,912     796,529,610
                                       -------------  --------------

  End of year                        $1,004,670,539  $  918,666,912
                                      ==============  ==============

See notes to financial statements.

M&I RETIREMENT PROGRAM -
M&I RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
---------------------------------------------------------------------------

   1.    DESCRIPTION OF THE PLAN
         -----------------------
         The M&I Retirement Program - M&I Retirement Plan (the "Plan") is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Marshall & Ilsley Corporation (the "Corporation") is the Administrator of the Plan and the Marshall & Ilsley Trust Company, a subsidiary of the Corporation, is the Trustee and recordkeeper of the Plan. The Trustee holds all investments of the Plan.

         The following descriptions of the Plan are provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

         Plan Transfer and Merger - On November 18, 2005, the Corporation completed the acquisition of LINK2GOV Corp. All participants in the LINK2GOV Corp. 401(k) Profit Sharing Plan and Trust ("Link2Gov Plan") became 100% vested as of that date.

         Effective December 31, 2005, the assets of the Link2Gov Plan were merged into the Plan. Assets merged at December 31, 2005 were $253,253.

         On October 6, 2005, the Corporation completed the acquisition of Brasfield Holdings, LLC. All participants in The Brasfield 401(k) Plan ("Brasfield Plan") became 100% vested as of that date.

         Effective December 31, 2005, the assets of the Brasfield Plan were merged into the Plan. Assets merged at December 31, 2005 were $806,950.

         On August 11, 2005, the Corporation completed the acquisition of GHR Systems, Inc. All participants in the GHR Systems, Inc. 401(k) Profit Sharing Plan & Trust ("GHR Plan") became 100% vested as of that date.

         Effective December 31, 2005, the assets of the GHR Plan were merged into the Plan. Assets merged at December 31, 2005 were $4,713,738.

         On July 22, 2005, the Corporation completed the acquisition of Med-i-Bank, Inc. All participants in the Med-i-Bank , Inc. 401(k) Plan ("Med-i-Bank Plan") became 100% vested as of that date.

         Effective December 31, 2005, the assets of the Med-i-Bank Plan were merged into the Plan. Assets merged at December 31, 2005 were $874,035.

         During 2004 the Corporation purchased Advanced Financial Solutions, Inc. Effective December 1, 2004, the assets of the Advanced Financial Solutions, Inc. 401(k) Plan were merged into the Plan. Assets merged at December 1, 2004 were $9,843,148.

         Eligibility - All employees of the Corporation and subsidiaries who have completed one year of continuous service, as defined by the Plan, and have elected to become participants are eligible to receive employer profit sharing contributions. Employees may elect to make deferrals upon the date of hire.

         Contributions - Upon election to participate, the participant designates under a salary reduction agreement the amount of the annual contribution (0% to 50% of compensation, as defined), subject to Internal Revenue Service ("IRS") limitations. Employees may change the amount of the annual contribution as often as they wish. Participants who will reach at least age 50 by the end of the plan year have the ability to make pre-tax 401(k) catch-up contributions, subject to IRS limitations.

         Employer profit sharing contribution percentages are discretionary and are determined by the Board of Directors on an annual basis. The Corporation made a profit sharing contribution of 8% of eligible compensation during the years ended December 31, 2005 and 2004.

         Vesting - All employee contributions and related income are fully vested at all times. Employer profit sharing contributions vest at the earliest of the following dates:

            a. The date the participant completed at least 5 years of Vesting Service, as defined by the Plan.

            b. The date of the participant's death while employed by the employer or of an affiliated employer.

            c. The date of participant's attainment of age 65 or earlier disability.

            d. The date of termination of the Plan (or partial termination as to participants affected thereby) or the date of complete discontinuance of contributions by the employer at a time when the participant is employed by the employer or by an affiliated employer.

         Benefit Payments - Upon termination, death, retirement, in the event of disability, as defined, or financial hardship, a participant or beneficiary is entitled to withdraw his or her vested interest in a lump sum payment. Participants who are 59 or older may take pretax withdrawals for any reason. In addition, after-tax contributions made before 1987 and former Valley Bancorporation employee balances from the former Valley plan are available for distribution.

         Participant Accounts - Individual accounts are maintained for each of the Plan's participants. Each participant's account is credited with the participant's contribution and allocations of the Plan's income
         (loss) and any related administrative expenses based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         Investment Options - Participants may direct their pretax and Corporation profit sharing contributions and any related earnings thereon into eighteen investment options designated by the Plan's investment committee in 1% increments. Participants are able to change their investment elections daily.


   2.    SIGNIFICANT ACCOUNTING POLICIES
         -------------------------------
         Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain amounts in the 2004 financial statements have been reclassified to conform to the 2005 presentation.

         Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

         Contributions - Contributions from employees are recorded in the period the employer makes corresponding payroll deductions. Contributions from the employer are accrued based upon amounts required to be contributed as determined by the Plan.

         Investments and Income Recognition - Investments are stated at fair market value. The Trustee of the Master Trust determines the fair value of the Trust's investments by reference to published market data except for the Marshall & Ilsley Stable Principal Fund, which is valued at contract value (see Note 4), which approximates fair value. Each security is valued at the last sales price reported by the principal security exchange on which the issue is traded. Securities which are traded over-the-counter are valued at the mean between the latest bid and asked prices. Mutual funds are valued at the last market quotation by reference to published market data. Participant loans are valued at unpaid principal amounts. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

         Administrative Expenses - Significantly all administrative expenses for the Plan were paid by the Plan for the years ended December 31, 2005 and 2004. In 2005 and 2004, trustee fees were paid by the Corporation.

         Payment of Benefits - Benefit payments to participants are recorded upon distribution.

         Risks and Uncertainties - The Plan invests in a Master Trust which invest in various securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could be material to the financial statements.


   3.    INVESTMENTS
         -----------
         The Plan's investments are commingled with the assets of the M&I Retirement Program - Employee Stock Ownership Plan in the M&I Retirement Program Master Trust ("Master Trust"). Investment income of the Master Trust is allocated to participating plans based on the individual participant balances.

         The assets of the Plan are commingled and are not segregated in the accounts of the trusts. The market value of the assets held in the Master Trust as of December 31, 2005 and 2004 is as follows:

                                           2005            2004
                                     --------------  --------------
M&I Retirement Program Master Trust

Investments:
  Cash                               $      37,004   $           --
  Marshall Funds Mutual Funds:*
    Intermediate Bond                   93,781,483       93,390,687
    Equity Income                               --       25,733,834
    Mid-Cap Growth                      48,373,398       45,180,332
    Mid-Cap Value                       19,522,137        9,210,171
    Large Cap Growth & Income           97,130,966       96,457,763
    Large Cap Value                     25,885,990               --
    International Stock                 36,348,286       25,204,109
  M&I Master Trust -
    Growth Balanced Fund *              97,369,207       84,258,194
  M&I Master Trust -
    Moderate Balanced Fund *             3,418,422        1,483,550
  M&I Master Trust -
    Aggressive Balanced Fund *           6,520,745        3,057,247
  M&I Master Trust -
    Aggressive Stock Fund *             94,931,423       87,922,089
  M&I Master Trust -
    Diversified Stock Fund *            10,546,969        5,480,544
  Vanguard Institutional Index Fund    139,675,430      139,613,300
  Managers Special Equity Fund          33,812,010       32,576,527
  MFS Massachusetts Growth Fund         12,960,151       11,295,041
  Nicholas Fund                         44,860,061       40,267,514
  M&I Stable Principal Fund *           91,372,531       83,676,660
  Goldman Sachs Small-Cap Value Fund    17,428,614        9,794,802
  M&I Master Trust -
    Common Stock Fund *                438,727,812      456,311,819
  Accrued income                           659,518          570,684
  Pending trades                        (1,666,372)      (1,355,084)
                                     --------------   --------------
Total assets of the M&I Retirement
  Program Master Trust              $1,311,695,785   $1,250,129,783
                                     ==============   ==============

  * - Represents party-in-interest

         Allocations of the M&I Retirement Program Master Trust to participating plans as of December 31, 2005 is as follows:

         M&I Retirement Program -
            M&I Retirement Plan            $  952,368,381       72.61%
         M&I Retirement Program -
            Employee Stock Ownership Plan     359,327,404       27.39
                                            --------------    --------
         Total Assets of the M&I Retirement
            Program Master Trust           $1,311,695,785      100.00%
                                            ==============    ========

         Allocations of the M&I Retirement Program Master Trust to participating plans as of December 31, 2004 is as follows:

         M&I Retirement Program -
            M&I Retirement Plan            $  877,480,909       70.19%
         M&I Retirement Program -
            Employee Stock Ownership Plan     372,648,874       29.81
                                            --------------    --------
         Total Assets of the M&I Retirement
            Program Master Trust           $1,250,129,783      100.00%
                                            ==============    ========

         M&I Retirement Program Master Trust income and its allocation to the participating plans for the year ended December 31, 2005 is as follows:

         Dividend and interest income      $   19,785,365

         Net appreciation in the fair
            value of investments, by type:
               Mutual Funds                    21,470,760
               Master trusts                    4,099,711
                                            --------------
         Total M&I Retirement Master
            Trust Income                   $   45,355,836
                                            ==============

         M&I Retirement Program -
            M&I Retirement Plan            $   45,495,866      100.31%
         M&I Retirement Program -
            Employee Stock Ownership Plan        (140,030)      (0.31)
                                            --------------    --------
         Total Income of M&I Retirement
            Program Master Trust           $   45,355,836      100.00%
                                            ==============    ========

         M&I Retirement Program Master Trust income and its allocation to the participating plans for the year ended December 31, 2004 is as follows:

         Dividend and interest income      $   20,430,029
         Net appreciation in the fair
            value of investments, by type:
               Mutual Funds                    35,840,178
               Master trusts                   79,403,110
                                            --------------
         Total M&I Retirement Master
            Trust Income                   $  135,673,317
                                            ==============

         M&I Retirement Program -
            M&I Retirement Plan            $    79,736,979      58.77%
         M&I Retirement Program -
            Employee Stock Ownership Plan       55,936,338      41.23
                                            --------------    --------
         Total Income of M&I Retirement
            Program Master Trust           $   135,673,317     100.00%
                                            ==============    ========

   4.    GUARANTEED INVESTMENT CONTRACTS
         -------------------------------
         The Master Trust invests in the M&I Stable Principal Fund that invests in guaranteed investment contracts. Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. Under the terms of the investment contracts, the crediting interest rate is determined semi-annually based on the insurance company's applicable rate schedule. The aggregate average yield of the investment contracts for the years ended December 31, 2005 and 2004 was 4.43% and 4.00%, respectively. The crediting interest rate for the investment contracts as of December 31, 2005 and 2004 was 4.59% and 4.31%, respectively. The fair value of the investment contracts as of December 31, 2005 and 2004 approximates the contract value. There are no limitations on guarantees of the contracts.


   5.    INCOME TAX STATUS
         -----------------
         The Plan has obtained a determination letter from the IRS dated November 26, 2002, approving the Plan as qualified for tax-exempt status. The Plan has been amended since receiving the determination letter. However, the Corporation and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.


   6.    RELATED PARTY TRANSACTIONS
         --------------------------
         As of December 31, 2005 and 2004, investments were made in a master trust, which includes common/collective trusts and mutual funds managed by a subsidiary of the Corporation, as well as common stock of the Corporation. These transactions were not considered prohibited transactions by statutory exemptions under ERISA regulations.

   7.    LOANS TO PARTICIPANTS
         ---------------------
         The Plan does not offer new loans to active participants. All existing loans are as a result of plan mergers due to acquisitions. The loans are repayable through payroll deductions and were written with original terms of one to twenty-five years. The interest rate was based on prevailing market conditions and is fixed over the life of the note. Interest rates on participant loans at December 31, 2005 and 2004 ranged from 4.00% and 10.50% and 4.00% to 11.00%, respectively.


   8.    FORFEITURES
         -----------
         Forfeited nonvested accounts are used to reduce Corporation contributions. During 2005 and 2004, $2,063,936 and $2,497,638 of
         forfeitures, respectively were used to reduce Corporation contributions. At December 31, 2005 and 2004, $1,681,955 and $2,063,936, respectively were available to reduce future Corporation contributions. These forfeitures relate to the nonvested portions of the employer profit sharing contributions.

   9.    PLAN TERMINATION
         ----------------
         Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.


  10.    SUBSEQUENT EVENT
         ----------------
         Effective February 16, 2006 the components of the M&I Retirement Program - M&I Retirement Plan and the M&I Retirement Program - Employee Stock Ownership Plan were merged into a single plan. The balance of the M&I Retirement Program - Employee Stock Ownership Plan was transferred and invested in the Marshall & Ilsley Corporation common stock unitized fund investment option within the M&I Retirement Program - M&I Retirement Plan.


                                     * * * * * *

                         SUPPLEMENTAL SCHEDULE FURNISHED

                                   PURSUANT TO

                    DEPARTMENT OF LABOR'S RULES AND REGULATIONS

M&I RETIREMENT PROGRAM -
M&I RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2005
___________________________________________________________________________
      Issuer                  Description                Fair Value
-------------------   ------------------------------  ----------------
 Marshall & Ilsley    Marshall & Ilsley Retirement
   Trust Company *      Program  Master Trust         $  952,368,381

 Various
   Participants*      Loans to Participants
                        (interest rates ranging
                         from 4.00% to 10.50%)               348,547
                                                       --------------
Total assets (held at end of year)                    $  952,716,928
                                                       ==============

*Represents party-in-interest.

         M&I RETIREMENT PROGRAM -
         EMPLOYEE STOCK OWNERSHIP PLAN

         Financial Statements for the Years Ended
         December 31, 2005 and 2004, and
         Report of Independent Registered
         Public Accounting Firm

M&I RETIREMENT PROGRAM -
EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
---------------------------------------------------------------------------
                                                                      Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                 1

FINANCIAL STATEMENTS:
   Statements of Net Assets Available for Benefits
      as of December 31, 2005 and 2004                                  2

   Statements of Changes in Net Assets Available for Benefits
      for the Years Ended December 31, 2005 and 2004                    3

   Notes to Financial Statements                                      4-9

   All schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act 1974 have been omitted because they are not applicable.

                    [Deloitte & Touche LLP Letterhead]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the M&I Retirement Program - Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the M&I Retirement Program - Employee Stock Ownership Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP


Milwaukee, Wisconsin
June 26, 2006

M&I RETIREMENT PROGRAM -
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
_______________________________________________________________________

                                           2005            2004
                                      --------------  --------------
INVESTMENTS - At fair
  market value - Master trust        $  359,327,404  $  372,648,874

RECEIVABLES - Employer contribution      14,079,509      11,957,582
                                      --------------  --------------
NET ASSETS AVAILABLE FOR BENEFITS    $  373,406,913  $  384,606,456
                                      ==============  ==============

See notes to financial statements.

M&I RETIREMENT PROGRAM -
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003
_______________________________________________________________________

                                           2005            2004
                                      --------------  --------------
CONTRIBUTIONS - Employer             $   14,081,660  $   11,945,705

INVESTMENT INCOME:
  Investment income (loss)
    from Master Trust                      (140,030)     55,936,338
                                      --------------  --------------
    Net investment income (loss)           (140,030)     55,936,338

DEDUCTIONS:
  Benefits paid to participants         (25,135,238)    (19,777,825)
  Administrative expenses                    (5,935)         (7,093)
                                      --------------  --------------
    Total deductions                    (25,141,173)    (19,784,918)
                                      --------------  --------------
NET INCREASE (DECREASE)                 (11,199,543)     48,097,125

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                     384,606,456     336,509,331
                                      --------------  --------------
  End of year                        $  373,406,913  $  384,606,456
                                       =============   =============

See notes to financial statements.

M&I RETIREMENT PROGRAM -
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
--------------------------------------------------------------------------

   1.    DESCRIPTION OF THE PLAN
         -----------------------
         The Marshall & Ilsley Corporation (the "Corporation") sponsors the M&I Retirement Program - Employee Stock Ownership Plan (the "Plan"), a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Corporation is the Administrator of the Plan and the Marshall & Ilsley Trust Company, a subsidiary of the Corporation, is the trustee and recordkeeper of the Plan. All investments of the Plan are held by the Trustee.

         The following description of the Plan is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

         Eligibility - All employees of the Corporation and subsidiaries who have completed one year of continuous service and have elected to participate in the employee deferrals offered in another corporation plan, the M&I Retirement Program - M&I Retirement Plan, are eligible to participate in the Plan.

         Contributions - The Corporation contributes an employer match that is a percentage of the participants' contribution to the M&I Retirement Program - M&I Retirement Plan. Such percentage is based on a scale which increases with the annual rate of return on equity of the Corporation. The maximum contribution is 50% of the participant's contribution up to 6% of a participant's total eligible compensation, and if the annual rate of return on equity is less than 11%, the employer contribution is not required. For the years ended December 31, 2005 and 2004, the Corporation matched 50% up to 6% of eligible compensation. Participants must have completed 1,000 hours of service during the plan year and be employed on December 31 to receive that year's employer matching contribution.

         Vesting - A participant is 100% vested at all times.

         Participant Accounts - Individual accounts are maintained for each of the Plan's participants. Each participant's account is credited with the Company's matching contribution and allocations of the Plan's income (loss) and any related administrative expenses based on participant's earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         Investment Options - The employer matching contributions are invested in Marshall & Ilsley Common Stock within the M&I Retirement Program Master Trust (the "Master Trust") and is non-participant directed. Balances transferred from merged plans that were originally in the form of Marshall & Ilsley Common Stock and participants over the age of 55 are able to direct their investments within the master trust.

         Benefit Payments - Upon termination, death, retirement, disability, as defined, or financial hardship, a participant or beneficiary is entitled to withdraw his or her vested interest in a lump sum payment. Participants who are 59 or older may take pretax withdrawals for any reason. In addition, after-tax contributions made before 1987 and former Valley Bancorporation employee balances from the former Valley Bancorporation plan are available for distribution.


   2.    SIGNIFICANT ACCOUNTING POLICIES
         -------------------------------
         Basis of Accounting - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

         Accounting Estimates - The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

         Investments and Income Recognition - Investments are stated at fair market value. The Trustee of the Master Trust determines the fair value of the Trust's investments by reference to published market data except for the Marshall & Ilsley Stable Principal Fund, which is valued at contract value (see Note 4), which approximates fair value. Each security is valued at the last sales price reported by the principal security exchange on which the issue is traded. Securities which are traded over-the-counter are valued at the mean between the latest bid and asked prices. Mutual funds are valued at the last market quotation by reference to published market data. Purchases and sales of investments are accounted for on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

         Administrative Expenses - Significantly all administrative expenses of the Plan were paid by the Plan for the years ended December 31, 2005 and 2004. Trustee fees were paid by the Corporation.

         Payment of Benefits - Benefits paid to participants are recorded when paid.

         Risks and Uncertainties - The Plan invests in a Master Trust, which invest in various securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could be material to the financial statements.

   3.    INVESTMENTS
         -----------
         The Plan's investments are commingled with the assets of the M&I Retirement Program - M&I Retirement Plan in the Master Trust. Investment income (loss) of the Master Trust is allocated to participating plans based on the individual participant balances.

         The assets of the Plan are commingled and are not segregated in the accounts of the trusts. The market value of the assets held in the Master Trust as of December 31, 2005 and 2004, is as follows:

                                           2005            2004
                                     --------------  --------------
M&I Retirement Program Master Trust

Investments:
  Cash                               $      37,004   $           --
  Marshall Funds Mutual Funds:*
    Intermediate Bond                   93,781,483       93,390,687
    Equity Income                               --       25,733,834
    Mid-Cap Growth                      48,373,398       45,180,332
    Mid-Cap Value                       19,522,137        9,210,171
    Large Cap Growth & Income           97,130,966       96,457,763
    Large Cap Value                     25,885,990               --
    International Stock                 36,348,286       25,204,109
  M&I Master Trust -
    Growth Balanced Fund *              97,369,207       84,258,194
  M&I Master Trust -
    Moderate Balanced Fund *             3,418,422        1,483,550
  M&I Master Trust -
    Aggressive Balanced Fund *           6,520,745        3,057,247
  M&I Master Trust -
    Aggressive Stock Fund *             94,931,423       87,922,089
  M&I Master Trust -
    Diversified Stock Fund *            10,546,969        5,480,544
  Vanguard Institutional Index Fund    139,675,430      139,613,300
  Managers Special Equity Fund          33,812,010       32,576,527
  MFS Massachusetts Growth Fund         12,960,151       11,295,041
  Nicholas Fund                         44,860,061       40,267,514
  M&I Stable Principal Fund *           91,372,531       83,676,660
  Goldman Sachs Small-Cap Value Fund    17,428,614        9,794,802
  M&I Master Trust -
    Common Stock Fund *                438,727,812      456,311,819
  Accrued income                           659,518          570,684
  Pending trades                        (1,666,372)      (1,355,084)
                                     --------------   --------------
Total assets of the M&I Retirement
  Program Master Trust              $1,311,695,785   $1,250,129,783
                                     ==============   ==============

  * - Represents party-in-interest

         Allocations of the M&I Retirement Program Master Trust to participating plans as of December 31, 2005 is as follows:

         M&I Retirement Program -
            M&I Retirement Plan            $  952,368,381       72.61%
         M&I Retirement Program -
            Employee Stock Ownership Plan     359,327,404       27.39
                                            --------------    --------
         Total Assets of the M&I Retirement
            Program Master Trust           $1,311,695,785      100.00%
                                            ==============    ========

         Allocations of the M&I Retirement Program Master Trust to participating plans as of December 31, 2004 is as follows:

         M&I Retirement Program -
            M&I Retirement Plan            $  877,480,909       70.19%
         M&I Retirement Program -
            Employee Stock Ownership Plan     372,648,874       29.81
                                            --------------    --------
         Total Assets of the M&I Retirement
            Program Master Trust           $1,250,129,783      100.00%
                                            ==============    ========

         M&I Retirement Program Master Trust income and its allocation to the participating plans for the year ended December 31, 2005 is as follows:

         Dividend and interest income      $   19,785,365

         Net appreciation in the fair
            value of investments, by type:
               Mutual Funds                    21,470,760
               Master trusts                    4,099,711
                                            --------------
         Total M&I Retirement Master
            Trust Income                   $   45,355,836
                                            ==============

         M&I Retirement Program -
            M&I Retirement Plan            $   45,495,866      100.31%
         M&I Retirement Program -
            Employee Stock Ownership Plan        (140,030)      (0.31)
                                            --------------    --------
         Total Income of M&I Retirement
            Program Master Trust           $   45,355,836      100.00%
                                            ==============    ========

         M&I Retirement Program Master Trust income and its allocation to the participating plans for the year ended December 31, 2004 is as follows:

         Dividend and interest income      $   20,430,029
         Net appreciation in the fair
            value of investments, by type:
               Mutual Funds                    35,840,178
               Master trusts                   79,403,110
                                            --------------
         Total M&I Retirement Master
            Trust Income                   $  135,673,317
                                            ==============

         M&I Retirement Program -
            M&I Retirement Plan            $    79,736,979      58.77%
         M&I Retirement Program -
            Employee Stock Ownership Plan       55,936,338      41.23
                                            --------------    --------
         Total Income of M&I Retirement
            Program Master Trust           $   135,673,317     100.00%
                                            ==============    ========


   4.    GUARANTEED INVESTMENT CONTRACTS
         -------------------------------
         The Master Trust invests in the M&I Stable Principal Fund that invests in guaranteed investment contracts. Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. Under the terms of the investment contracts, the crediting interest rate is determined semi-annually based on the insurance company's applicable rate schedule. The aggregate average yield of the investment contracts for the years ended December 31, 2005 and 2004, was 4.43% and 4.00%, respectively. The crediting interest rate for the investment contracts as of December 31, 2005 and 2004 was 4.59% and 4.31%, respectively. The fair value of the investment contracts as of December 31, 2005 and 2004, approximates the contract value. There are no limitations on guarantees of the contracts.

   5.    NON-PARTICIPANT DIRECTED ACCOUNTS
         ---------------------------------
         Information about the net assets as of December 31, 2005 and 2004, and the significant components of the changes in net assets for the years ended December 31, 2005 and 2004, relating to non-participant directed balances is as follows:

                                           2005            2004
                                      --------------  --------------
Investment in Master Trust           $  138,392,996  $  133,624,444
Employer contribution receivable         10,600,298       9,584,531
                                      --------------  --------------
Total assets                         $  148,993,294  $  143,208,975

Changes in assets attributable to:
  Contributions                      $   10,600,298  $    9,584,531
  Investment income from Master Trust       185,684      19,237,611
  Benefit payments                       (4,921,646)     (4,436,129)
  Expenses                                   (2,065)         (2,412)
  Transfers to participant
    directed accounts                       (77,952)       (503,335)
                                      --------------  --------------
    Net increase                          5,784,319      23,880,266

Balance - beginning of year             143,208,975     119,328,709
                                      --------------  --------------
Balance - end of year                $  148,993,294  $  143,208,975
                                      ==============  ==============


   6.    INCOME TAX STATUS
         -----------------
         The Plan has obtained a determination letter from the Internal Revenue Service ("IRS") dated November 26, 2002, approving the Plan as qualified for tax-exempt status. The Plan has been amended since receiving the determination letter. However, the Corporation and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.


   7.    RELATED PARTY TRANSACTIONS
         --------------------------
         As of December 31, 2005 and 2004, investments were made in a master trust, which includes common/collective trusts and mutual funds managed by a subsidiary of the Corporation, as well as common stock of the Corporation. These transactions were not considered prohibited transactions by statutory exemptions under ERISA regulations.

   8.    PLAN TERMINATION
         ----------------
         The Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

         Effective February 16, 2006 the components of the M&I Retirement Program - M&I Retirement Plan and the M&I Retirement Program - Employee Stock Ownership Plan was merged into a single plan. The balance of the M&I Retirement Program - Employee Stock Ownership Plan was transferred and invested in the Marshall & Ilsley Corporation common stock unitized fund investment option within the M&I Retirement Program - M&I Retirement Plan.


                                 * * * * * * *

                                 SIGNATURES
                                 ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                     M&I Retirement Program

                                     /s/ Paul J. Renard
                                     ____________________________

                                     Paul J. Renard
                                     Senior Vice President,
                                       Director of Human Resources
                                       of the Marshall & Ilsley
                                       Corporation and a Member
                                       of the Committee of the
                                       M&I Retirement Program


Date: June 26, 2006